UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Western Asset High Income Fund II Inc.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

95766J102
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D’Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,528,629[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,528,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,528,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 85,156,216 shares of common stock outstanding as of 10/31/2019, as disclosed in the company’s N-CSR filed 12/30/2019.

____________________________________

[1] A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,528,629[2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,528,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,528,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 85,156,216 shares of common stock outstanding as of 10/31/2019, as disclosed in the company’s N-CSR filed 12/30/2019.

____________________________________

[2] A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,528,629[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,528,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,528,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 85,156,216 shares of common stock outstanding as of 10/31/2019, as disclosed in the company’s N-CSR filed 12/30/2019.

____________________________________

[3] A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 8 amends and supplements the statement on Schedule 13D filed with the SEC on March 14, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on July 29, 2019 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on December 27, 2019 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on January 10, 2020 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on January 21, 2020 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on February 18, 2020 (“Amendment No. 6”) and Amendment No. 7 filed with the SEC on March 20, 2020 (“Amendment No. 7”, and together with this Amendment No. 8, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”), with respect to the Common Shares of Western Asset High Income Fund II Inc. This Amendment No. 8 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $48,860,631 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 22, 2020, Saba Capital Management, L.P. (“Saba Capital”) entered into a standstill agreement (the “Standstill Agreement”) with the Issuer, Legg Mason Partners Fund Advisor, LLC (“Legg Mason”) and Western Asset Management Company, LLC (together with Saba Capital, Legg Mason and the Issuer, the “Standstill Parties”) whereby the Standstill Parties agreed, among other things, and subject to certain conditions, that the Issuer will conduct a tender offer (the “Tender Offer”) to purchase for cash 35% of its outstanding Common Shares at a price equal to 99.5% of the Fund’s net asset value per share with such Tender Offer to be completed not prior to November 13, 2020.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 6 of 8 Pages

Saba Capital also agreed to abide by certain customary standstill provisions, such provisions to last until the date that is the earlier of (a) the day following the date on which the Issuer’s 2021 annual meeting of shareholders is held; (b) such date that the Fund determines not to conduct the Tender Offer and (c) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or trustee nomination is permitted to be submitted to the Issuer for the Issuer’s 2022 annual meeting of shareholders.

In addition, Saba Capital has agreed to cause all Common Shares beneficially owned by it to be present for quorum purposes at any annual or special meeting of shareholders of the Issuer and to be voted consistent with the recommendation of the Issuer’s board of directors, subject to certain conditions based upon the completion of the Tender Offer.

The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, the form of which is attached hereto as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 85,156,216 shares of common stock outstanding as of 10/31/2019, as disclosed in the company’s N-CSR filed 12/30/2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There were no transactions in the Common Shares effected in the sixty days prior to the filing of the Schedule 13D by the Reporting Persons.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, Saba Capital is party to the Standstill Agreement, which is attached as Exhibit 3 to this Amendment No. 8 and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 3:	Form of Standstill Agreement, dated as of June 22, 2020.

CUSIP No. 95766J102	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2020

SABA CAPITAL Management, L.P. /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 3

STANDSTILL AGREEMENT

This Agreement is entered into as of June 22, 2020 (this “Agreement” (including the exhibits hereto), by and among Saba Capital Management, L.P. (“Saba”), Western Asset High Income Fund II Inc. (the “Fund”), Legg Mason Partners Fund Advisor, LLC (the “Adviser”) and Western Asset Management Company, LLC (the “Sub-Adviser,” together with Saba, the Fund and the Adviser, the “Parties” and individually a “Party”).

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser serves as the Fund’s adviser pursuant to a management agreement between the Fund and the Adviser;

WHEREAS, the Sub-Adviser serves as the Fund’s sub-adviser pursuant to a subadvisory agreement between the Adviser and the Sub-Adviser; and

WHEREAS, as of the close of business on June 19, 2020, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 7,528,629 shares of common stock of the Fund, $0.001 par value (“Common Shares”), which includes Common Shares held by one or more private funds and accounts managed by Saba (the “Saba Private Funds”) and an open- end management investment company registered under the 1940 Act (the “ETF”) for which Saba serves as a sub-adviser. For the avoidance of doubt, the ETF is not a party to, is not restricted by and is not governed by, the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Tender Offer by the Fund

1.1                               On the basis of the representations, warranties and agreements set forth herein and subject to performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a)                The Fund shall conduct a tender offer to purchase for cash 35% (the “Maximum Amount”) of its outstanding Common Shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) all shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 99.5% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next trading day after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next trading day after the day to which the Tender Offer is extended, (ii) the Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum

Amount of Common Shares are properly tendered and not properly withdrawn, (iii) the consideration to be paid by the Fund for Common Shares purchased under the Tender Offer shall consist solely of cash and (iv) if less than the Maximum Amount of Common Shares have been properly tendered and not withdrawn, then the Fund shall only be obligated to purchase such amount of Common Shares actually tendered. Notwithstanding anything contained in this Agreement to the contrary, in no event shall (i) the Tender Offer commence prior to the date each proposal applicable to the Fund and the Adviser or the Sub-Adviser and its affiliates, as applicable and as set out in the Fund’s joint proxy statement dated April 16, 2020, is approved by the vote of a majority of the outstanding voting securities of the Fund as defined in the 1940 Act (the “Change of Control Approvals”); and (ii) the Fund pay for any Common Shares tendered in the Tender Offer prior to November 13, 2020, nor shall the Tender Offer expire before such date. The Fund will pay for any Common Shares tendered in the Tender Offer prior to December 1, 2020.

(b)                The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

(c)                The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d)                Although the Fund has committed to conduct the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s Common Shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Fund’s shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); or (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State. In the event of a delay pursuant to any of clauses (i) or (ii) above, the Fund will provide prompt written notice to Saba together with a detailed analysis of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Fund will commence the Tender Offer as soon as practicable and not later than 20 days after the termination of such delaying event.

(e)                Other than in connection with regularly scheduled distributions under a dividend reinvestment plan, the Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds.

1.2                               Saba agrees to tender, or cause to be tendered, all of the Common Shares of which Saba or its Affiliates or a Saba Entity is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Tender Offer, including, but not limited to, all of the Common Shares then owned by Saba and the Saba Private Funds and excluding the ETF.

Section 2. Additional Agreements

2.1                        Saba covenants and agrees that during the period from the date of this Agreement through the date that is the earlier of (a) the date one day after the completion of the Fund’s 2021 annual meeting of shareholders, (b) such date that the Fund determines not to conduct the Tender Offer pursuant to Section 1.1(d) (which date shall not include a determination to delay the Tender Offer pursuant to the last sentence of Section 1.1(d) and provided that the Board of the Fund shall provide, within one (1) calendar day, written notice to Saba of any such determination not to conduct or delay the Tender Offer), and (c) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or director nomination is permitted to be submitted to the Fund for the Fund’s 2022 annual meeting of shareholders (the “Effective Period”), it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents (acting on Saba’s behalf), affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall exclude the ETF but shall include (without limitation) any account or other pooled investment vehicle now or in the future managed, advised or sub-advised by Saba or its affiliated persons) and representatives under Saba’s control (all such persons, collectively, the “Saba Entities”), and any other persons controlled by or under common control with Saba, Saba Capital Management GP, LLC or Boaz R. Weinstein (which shall not include the ETF) (such other persons, “Affiliates”), not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the Fund as set forth below:

(a)                effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

(i)                                   any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii)                               knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Fund management’s recommendation with respect to the Fund in connection with such matter or encouragement or advice solely amongst Saba and its Affiliates and the Saba Entities) with respect to the Fund;

(iii)                           any (i) tender or exchange offer for securities of the Fund (aside from the Tender Offer contemplated by Section 1 or any other tender offer offered by the Fund to all shareholders), or any merger, consolidation, business combination or acquisition or disposition of assets of the Fund, or (ii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to the Fund (it being understood that the foregoing shall not restrict any person (including Saba and its Affiliates) from tendering Common Shares, receiving payment for Common Shares or otherwise participating in any such transaction on the same basis as other shareholders of the Fund or from participating in any such transaction that has been approved by the Fund Board, subject to the terms of this Agreement);

(iv)                           engage, directly or indirectly, in any short sale that derives substantially all of its value from a decline in the market price of the Fund (for the avoidance of doubt, Saba and its Affiliates may short sell broad based indices);

(b)                form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba and its Affiliates and the Saba Entities) with respect to the securities of the Fund or in connection with seeking the election or removal of any director of the Fund;

(c)                deposit any securities of the Fund in any voting trust or subject any securities of the Fund to any arrangement or agreement with respect to the voting of the securities of the Fund, including, without limitation, lend any securities of the Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Fund or to sell such securities, other than any such voting trust, arrangement or agreement solely among the members of Saba and its Affiliates and the Saba Entities;

(d)                seek, alone or in concert with others, (i) election or appointment to, or representation on, the Board of the Fund, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board of the Fund, or (ii) the removal or resignation of any member of the Board of the Fund, or knowingly encourage any such actions in clause (i) or (ii) specifically with regard to the Fund;

(e)                make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Fund (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.1 and Section 2.2) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the Effective Period;

(f)                 make a request for a shareholder list or other books and records of the Fund under Maryland or New York law or any other statutory or regulatory provision;

(g)                seek to control or influence the Adviser, the Sub-Adviser, the Board of the Fund or policies of the Fund;

(h)                institute, solicit, knowingly assist or join any litigation, arbitration or other proceeding against or involving the Fund or any of the current or former directors or officers (including derivative actions) of the Fund; provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Fund against Saba, or (C) responding to or complying with a validly issued legal process;

(i)                 make any public statement or public proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board of the Fund, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of the Fund, (iii) any other material change in the Fund’s management, business or corporate structure with respect to the Fund, or (iv) any waiver, amendment or modification to the charter or bylaws of the Fund;

(j)                 enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

(k)                publicly request (x) that the Fund, the Board of the Fund or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or (y) the Board of the Fund to specifically invite Saba or any of its Affiliates to take any of the actions prohibited by this Section 2.1.

Nothing herein shall be deemed to prohibit Saba and its Affiliates from communicating privately with the directors, officers, and advisors of the Fund (including the Adviser or Sub-Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any Party. In addition, the covenants set forth in this Section 2.1 shall not be deemed to prevent the voting of any Common Shares held by the ETF proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (“Mirror Voting”) in accordance with the proxy voting policy of the ETF.

2.2              Saba covenants and agrees that during the Effective Period, it will, and will cause its Affiliates and the Saba Entities (except, for the avoidance of doubt, the ETF) to:

(a)               appear by proxy or otherwise at any annual or special meeting of shareholders of the Fund, including for the avoidance of doubt the special meeting of shareholders related to the Change of Control Approvals, and cause all shares it and the Saba Entities beneficially own as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and

(b)               except for any action that would be in contravention of this Agreement, vote or cause to be voted at any annual or special meeting of shareholders of the Fund, including for the avoidance of doubt the special meeting of shareholders related to the Change of Control Approvals, all of the shares it and the Saba Entities beneficially own as of the record date for such meeting (except, for the avoidance of doubt, for the ETF) (i) in favor of any proposal with respect to which the Fund Board recommends a vote in favor of such proposal (including in favor of election of the Fund Board’s nominees for election as director and in favor of the Change of Control Approvals) and (ii) against any proposal with respect to which the Fund Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Fund Board (including regarding the election of the Fund’s Board’s nominees or a shareholder proposal submitted to the Fund pursuant to Rule 14a-8 of the Exchange Act or otherwise). For the avoidance of doubt, if Saba lends any Common Shares to any third party, Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that Saba shall have full voting rights with respect to all such loaned shares (except for the ETF).

2.3              [Reserved]

2.4              Upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, Saba will notify the Fund in writing of the number of Common Shares beneficially owned by it and its Affiliates and the Saba Entities. Saba shall take all actions practical to prevent its present and future general partners, members, directors, officers and Affiliates, and any Saba Entity, from engaging in conduct otherwise prohibited by this Agreement.

2.5              Saba represents and warrants as follows:

(a)               It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)             This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)             The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)             Saba beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement (except for shares of the Saba ETF, which shall be subject to Mirror Voting in accordance with the proxy voting policies presently in place at the ETF), and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e)             As of the date hereof, neither Saba nor any of its Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares.

2.6              The Fund, the Adviser and the Sub-Adviser each represent and warrant as follows:

(a)               It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)               This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c)               The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

2.7              The Adviser covenants and agrees that, following the certification by the Fund’s inspector of election of the approval of each of the Change of Control Approvals by the vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), the Adviser or its affiliate will promptly pay to Saba or its Affiliates, in reimbursement of its proxy solicitation costs for the proxy contest for the Fund, cash in the amount of $100,000 by wire in accordance with separate written instructions to be provided by Saba.

Section 3. Public Announcement

3.1                              No later than one business day following the date of this Agreement, the Fund shall issue one press release substantially in the form attached as Exhibit A (the “Fund Press Release”), Saba shall issue one press release substantially in the form attached as Exhibit B (the “Saba Press Release” and, together with the Fund Press Release, the “Press Releases”), and no party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) subject to Section 5.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

3.2                              Saba shall promptly prepare and file an amendment to their applicable Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund). Saba shall also file a copy of this Agreement or a summary thereof as an exhibit to the Schedule 13D amendment.

3.3                              Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Fund may not effect a merger, reorganization with another registered investment company for which the Adviser or the Sub-Adviser or their affiliates (or with any other funds that are managed or advised by a successor adviser or sub-adviser) serves as investment adviser (whether or not the Fund is the surviving company) nor issue additional shares at any time before the payment of the Tender Offer proceeds. The Parties acknowledge and agree that the Fund may merge or reorganize with another registered investment company for which the Adviser or the Sub-Adviser or their affiliates (or with any other funds that are managed or advised by a successor adviser or sub-adviser) serves as investment adviser (whether or not the Fund is the surviving company) at any time after the payment of the Tender Offer proceeds. The Fund will ensure that the company surviving any such merger or reorganization with the Fund effects it in a manner that preserves the benefits of this Agreement.

Section 4. Termination

4.1              Notwithstanding anything herein to the contrary, if the Fund fails to complete the Tender Offer and distribute the proceeds in cash to the participating shareholders before December 1, 2020 this Agreement shall terminate and be of no further force or effect.

4.2              Otherwise, this Agreement shall remain in full force and effect until the earlier of:

(a)           the end of the Effective Period;

(b)           such other date as may be established by mutual written agreement of the Fund, the Adviser, the Sub-Adviser and Saba; and

(c)           upon ten (10) business days’ prior written notice by Saba or one of its Affiliates following any such material breach of this Agreement by the Fund if such breach has not been cured within such notice period, provided that Saba is not in material breach of this Agreement at the time such notice is given.

4.3                        Section 6 will survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. No Disparagement

5.1       The Fund, the Adviser, the Sub-Adviser and Saba shall each refrain from making, and shall cause their respective affiliates and its and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, whether true or false, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by Saba: the Fund or any of its affiliates, subsidiaries or advisers (including the Adviser and the Sub-Adviser), or any of its or their respective current or former officers, directors or employees (including, without limitation, any statements or announcements regarding the Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Fund, the Adviser or the Sub-Adviser: Saba and its Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Saba and Saba’s advisors.

Section 6. Miscellaneous

6.1                         Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2                         Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3                         Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4                         Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5                         Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

Western Asset High Income Fund II Inc.
620 Eighth Avenue, 49th Floor
New York, New York 10018
Attention: Robert I. Frenkel Secretary and Chief Legal Officer
Email: RIFrenkel@leggmason.com

with a copy to (which copy shall not constitute notice):

Simpson Thacher & Bartlett LLP 900 G Street, N.W.
Washington, D.C. 20001
Attention: David W. Blass and Ryan P. Brizek
Emails: David.Blass@stblaw.com
Ryan.Brizek@stblaw.com

If to the Adviser, to:

Legg Mason Partners Fund Advisor, LLC
620 Eighth Avenue, 49th Floor
New York, New York 10018
Attention: Thomas C. Mandia Secretary
Email: TCMandia@leggmason.com

If to the Sub-Adviser, to:

Western Asset Management Company, LLC
385 E. Colorado Boulevard
Pasadena, California 91101
Attention: Charles A. Ruys de Perez General Counsel and Secretary
Email: Tony.Ruysdeperez@westernasset.com

If to Saba, to:

Saba Capital Management, L.P.
405 Lexington Avenue, 58th Floor New York, NY 10174
Attention: Michael D’Angelo
Email: Michael. D’Angelo@sabacapital.com

6.6                         Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7                         Expenses. Except as set forth in Section 2.7, all attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

6.8                         Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.9                         Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

6.10                     Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.11                     Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

6.12                     Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Western Asset High Income Fund II Inc.

Name:
Title:

Legg Mason Partners Fund Advisor, LLC

Name:
Title:

Western Asset Management Company, LLC

Name: Charles A. Ruys de Perez
Title: Secretary

Saba Capital Management, L.P.

Name: Michael D’Angelo
Title: COO

EXHIBIT A

FUND PRESS RELEASE

WESTERN ASSET HIGH INCOME FUND II INC.
ANNOUNCES PLAN FOR TENDER OFFER

NEW YORK – (BUSINESS WIRE) – June [•], 2020. Western Asset High Income Fund II Inc. (NYSE: HIX) announced today that the Fund’s Board of Directors has authorized (subject to certain conditions) a cash tender offer for up to 35% of the Fund’s outstanding shares of common stock (the “Shares”) at a price per Share equal to 99.5% of the Fund’s net asset value per Share as of the business day immediately following the expiration date of the tender offer. The commencement of the tender offer will be announced at a later date. The tender offer will not expire prior to November 13, 2020, or such later date as determined by the Fund’s board of directors. The Fund will repurchase Shares tendered and accepted in the tender offer in exchange for cash. In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis.

The commencement of the tender offer is pursuant to an agreement between the Fund and Saba Capital Management, L.P. (“Saba”) and certain associated parties (the “Settlement Agreement”). During the effective period of the agreement, Saba has agreed to (1) be bound by the terms of the Settlement Agreement, including certain standstill covenants, and (2) vote its Shares on all proposals submitted to shareholders in accordance with the recommendation of the Fund’s board of directors. The Fund has been advised that Saba will file a copy of the Settlement Agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to its Schedule 13D.

The Fund has not commenced the tender offer described in this release. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer, including its commencement, will be provided by future public announcements. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price per Share to the Fund’s net asset value per Share.

Western Asset High Income Fund II Inc., a non-diversified, closed-end management investment company, is managed by Legg Mason Partners Fund Advisor, LLC, a wholly-owned subsidiary of Legg Mason, Inc. and is sub-advised by Western Asset Management Company, an affiliate of the investment manager.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on each Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Additional information concerning such risks and uncertainties are contained in each Fund’s filings with the SEC.

For more information about the Fund, please call Investor Relations: 1-888-777-0102, or consult each Fund’s web site at www.lmcef.com. The information contained on each Fund’s web site is not part of this press release. Hard copies of each Fund’s complete audited financial statements are available free of charge upon request.

Media Contact: Fund Investor Services-1-888-777-0102

EXHIBIT B

Saba Press Release

SABA CAPITAL REACHES AGREEMENT WITH WESTERN ASSET HIGH INCOME FUND II INC. TO TENDER 35% OF ITS SHARES

WESTERN ASSET HIGH INCOME FUND II INC. TO COMMENCE TENDER OFFER

NEW YORK, NY – [ _ ] – SABA CAPITAL MANAGEMENT, L.P. AND CERTAIN ASSOCIATED PARTIES (COLLECTIVELY “SABA”) TODAY ISSUED THE FOLLOWING STATEMENT REGARDING AN AGREEMENT WITH WESTERN ASSET HIGH INCOME FUND II INC. (TICKER: HIX) (THE “FUND”).

“WE ARE PLEASED TO HAVE REACHED THIS AGREEMENT WITH THE BOARD, WHICH IS THE RESULT OF ONGOING CONSTRUCTIVE ENGAGEMENT. WE BELIEVE THE AGREEMENT WILL BENEFIT ALL SHAREHOLDERS BY PROVIDING THEM THE OPPORTUNITY TO TENDER THEIR SHARES AT A PRICE CLOSE TO THE FUND’S NET ASSET VALUE.”

 UNDER THE TERMS OF THE AGREEMENT WESTERN ASSET HIGH INCOME FUND II INC., THE FUND WILL COMMENCE A CASH TENDER OFFER FOR UP TO 35% OF THE FUND’S OUTSTANDING SHARES OF COMMON STOCK AT A PRICE PER SHARE EQUAL TO 99.5% OF THE FUND’S NET ASSET VALUE (“NAV”) PER SHARE. THE TENDER OFFER WILL NOT EXPIRE PRIOR TO NOVEMBER 13, 2020, OR SUCH LATER DATE AS DETERMINED BY THE FUND’S BOARD OF DIRECTORS. THE FUND WILL REPURCHASE SHARES TENDERED AND ACCEPTED IN THE TENDER OFFER IN EXCHANGE FOR CASH. IN ADDITION, SABA HAS AGREED TO CERTAIN STANDSTILL COVENANTS.

ABOUT SABA CAPITAL

SABA CAPITAL MANAGEMENT, L.P. IS AN INVESTMENT ADVISER BASED IN NEW YORK. LAUNCHED IN 2009, SABA CURRENTLY MANAGES ASSETS ACROSS THREE CORE STRATEGIES: CREDIT RELATIVE VALUE, TAIL HEDGE, AND CLOSED-END FUNDS.

MEDIA

GASTHALTER & CO.

JONATHAN GASTHALTER/AMANDA KLEIN

212-257-4170